MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended November 30, 2020

INTRODUCTION

The following information, prepared as of March 24, 2021, should be read in conjunction with the consolidated financial statements of Plymouth Rock Technologies Inc. ("the Company" or "Plymouth Rock" or "PRT") for the year ended November 30, 2020  as well as the audited consolidated financial statements of the Company for the year ended November 30, 2019; including the notes thereto. The financial statements and financial data contained in this discussion and analysis are presented in accordance with International Financial Reporting Standards ("IFRS"). The reporting currency is the Canadian dollar.

The following discussion and analysis provide information that management believes is relevant to the assessment and understanding of the Company's results of operations and financial condition. Certain statements herein contain forward-looking statements relating to the operations or to the environment in which we operate, which are based on our operations, forecasts, and projections. Forward-looking statements are not guaranteed of future performance.  They involve risks, uncertainties and assumptions; and actual results may differ materially from those anticipated in these forward-looking statements. The risks include those outlined under the "Risk Factors" section of this MD&A and elsewhere in the Company's public disclosure documents. Included in the risk factors is the public health crisis caused by the pandemic, COVID-19 which caused disruptions in global supply chain, business operations and financial markets. As of report date, the crisis has delayed the ability of the Company to progress and test its technologies development.  It is possible that COVID-19 may have other material adverse effect on the Company's business and financial condition, however the full effects of the impact are uncertain.

BUSINESS OVERVIEW AND OVERALL PERFORMANCE

The Company was incorporated under the Business Corporations Act of British Columbia on October 17, 2011.  The head office, principal address and registered and records office of the Company are located at
206 - 1045 West 8th Avenue, Vancouver, BC, V6H 1C3.

On October 31, 2018, the Company completed its business acquisition of Plymouth Rock Technologies Inc. (Plymouth Rock USA) and changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with new trading symbol "PRT" on November 1, 2018 (See "Business Acquisition" section of this report).  As a result of the acquisition, the Company's principal business activity through its subsidiary, Plymouth Rock USA, was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging and Unmanned Aerial System (UAS) technologies for quickly detecting, locating and identifying the presence of threats and for other applications such as, search and rescue missions for law enforcement, environmental and humanitarian missions for global government agencies, and inspection of infrastructure for structural damage.

On January 8, 2019, the Company's common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH.

On March 12, 2019, Manchester Metropolitan University assigned and on October 8, 2019, transferred the Millimeter Wave, Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter Wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items. As of October 8, 2019, the IP and patent transfer for this technology was completed.

On April 9, 2019, the Company was accepted as a member of the USA National Safe Skies Alliance, Inc, which is a non-profit organization that works with airports, government, and industry to maintain a safe and effective aviation security system.

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On April 25, 2019, the Company was accepted as a member of the Canadian Association of Defense and Security Industries, which is dedicated to scientific, engineering, industrial, and management preparedness for the common defense of Canada.

Effective August 27, 2019, the Company's common shares commenced trading on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

On October 15, 2019, the Company launched its new product under development, the PRT-X1 which is a next level Unmanned Aerial System (UAS) drone designed with the direct input of law enforcement, intelligence agencies, military, and rescue services to address the global requirement for a multi-role, state-of-the-art aerial platform (See DEVELOPING TECHNOLOGIES).

On October 17, 2019, the Company entered into a binding agreement to acquire the intellectual property, finished goods and inventory and name rights from Massachusetts based aerospace and scientific component manufacturer Aerowave Corporation ("Aerowave"). The acquisition is an asset acquisition. Under the terms of the agreement, Plymouth Rock will pay Aerowave's principals 50,000 common shares. The shares will be restricted securities under the US Securities Act and subject to Canadian securities legislation. The fair value of these shares amounting to $22,811 is presented separately as shares to be issued in the consolidated statements of financial position - equity section. The shares were subsequently issued on September 30, 2020.

On December 3, 2019, the Company launched its new SS1 Shoe-Scanner, floor-mounted 3D imaging system that uses harmless millimeter wave imaging techniques combined with artificial intelligence to inspect footwear without the need for removal by the wearer. The Company also filed a US Patent application for its "Ellipsoidal" scanning technique that will be used in the SS1 Shoe-Scanner (See DEVELOPING TECHNOLOGIES).

During the quarter ended February 29, 2020, the Company had produced successful 3D Images of potential threats or other concealments utilizing its new SS1 Shoe-Scanner (See DEVELOPING TECHNOLOGIES).

During the quarter ended February 29, 2020, the Company designed, fabricated, and delivered millimeter-wave sensor components to NASA's Jet Propulsion Laboratory (JPL) and The National Institute of Standards and Technology (NIST).

During the quarter ended May 31, 2020, the Company received Permission for Commercial Operations (PfCO) from the Civil Aviation Authority (CAA) to operate Small Unmanned Aircraft (SUA) / Small Unmanned Surveillance Aircraft (SUSA).

During the quarter ended May 31, 2020, the Company was awarded a Gold Stevie Award from The 18th Annual American Business Awards® under the category of PR: Technology; and a Silver ADDY Award from The American Advertising Federation for its corporate video, which premiered to investors and global audiences in 2019.

During the quarter ended August 31, 2020, the Company entered into a Letter of Intent (LOI) with SDS Group Australia Pty Ltd ("SDS") to work together to position PRT's Unmanned Aircraft Systems (UAS) for procurement focused evaluations following initial consultation with members of the Australian Government.

During the quarter ended August 31, 2020, the Company begin initial production of its X1 platform with integrated 5G command and control modules as standard. Airbus Industries first showcased the 5G UAS technology in 2019 as a proof of concept.

On July 16, 2020, the Company began a strategic alliance with Hummingbird Drones Fire AI for wildfire analysis from the Company's fleet of drones.

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During the quarter ended August 31, 2020, the UK Patent Office issued patent PM333755GB that covers the utilization of millimeter wave (MMW) technologies for fast, contactless screening of passengers and individuals in highly secure environments.

On September 17, 2020 the Company executed a Letter of Intent (LOI) with R3 Technologies Inc. ("R3T") to collaborate on the market readiness, alternative use and sale of stand-off threat detection solutions to the US and international markets. R3T specializes in microwave radar detection systems, providing scientific and engineering capabilities to USA government laboratories and the US Department of Defense.

On October 29, 2020 the Company received a "Notice of Allowance" by the US Patent and Trademark Office of patent application No. 16/560,480 for the "Method and System for Determining Dielectric Properties of an Object". The invention uses millimeter wave ("MMW") shoe-scanning technologies for fast, contactless screening of passengers' footwear in highly secure environments such as airports, prisons, border points of entry and government buildings (See DEVELOPING TECHNOLOGIES).

During the quarter ended November 30, 2020, the Company  agreed to collaborate on the strategic market placement of products and services with Qatar based STA QSTP LLC ("STA") focusing on state security utilizing UAVs, sensors, and detectors from the Company.

On November 19, 2020, the SS1 Shoe-Scanner was accepted into the Transport Security Admission (TSA) Innovation Task Force (ITF) evaluation process (See DEVELOPING TECHNOLOGIES).

On January 28, 2021, the Company supplied its first Unmanned Aerial Vehicle (UAV) to the United Nations (UN) as part of UNSOM (United Nations Assistance Mission in Somalia) under the United Nations Environment Program (UNEP) for a tree-reseeding mission (See DEVELOPING TECHNOLOGIES).

As at February 3, 2021, the Company has reached a milestone in its progress of MediMod, the latest addition to its PRT X1 and XV UAV (Unmanned Aerial Vehicle) payload systems. MediMod is an active insulated refrigerated storage module that will have multiple medical uses and advantages, including assisting with the immediate need for rapid deployment of COVID-19 vaccine transportation to remote sites or between medical facilities as part of multiple national campaigns for mass vaccination (See DEVELOPING TECHNOLOGIES).

As at February 9, 2021, the Company's CODA-1(Cognitive Object Detection Apparatus) system has undergone further successful testing for detection of various concealed weaponry on a person at its laboratories. CODA is a uniquely designed, ultra-compact radar device that can be utilized for a variety of applications across many industries, covering everything from traditional radar for drone or aircraft detection, to low-power stand-off weapon detection.

On February 10, 2021 during the UN mission in Somalia a PRT drone broke the existing beyond visual line of sight (BVLOS) drone delivery record, and also believed to have set an additional new record for complete 'round trip' autonomous delivery capability. UN observers and aviation officials that monitor scheduled UN flights have agreed to supply the recorded flight data and witness statements required for the official recognition by adjudicators of Guinness World Records.

As at February 24, 2020, the Company's XV-S drone has passed more than 20 hours of flight testing. The XV-S is a fixed-wing UAS platform capable of vertical take-off and landing, removing the requirement for large runways or launch catapult and recovery nets, which are usually required by most fixed-wing drones. The XV-S can launch fully autonomously from an area as small as 100 square feet and operate for up to 4 hours.

Business Acquisition

On October 31, 2018, pursuant to the definitive agreement with Plymouth Rock USA, the Company received shareholder approval to change the name of the Company and symbol with the acquisition of Plymouth Rock USA. For the acquisition, the Company issued 3,000,000 common shares of the Company to the four shareholders of Plymouth Rock USA. The Company also issued 231,250 common shares of the Company as a finder's fee. The Company changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with the new trading symbol "PRT" on November 1, 2018.

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With the acquisition, the Company's principal business activity through its subsidiary, Plymouth Rock USA, was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company now focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned technologies encompass the very latest radar, imaging and Unmanned Aerial System (UAS) technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

DEVELOPING TECHNOLOGIES

The Company's core technologies include: (1) A Millimeter-wave Remote Imaging system from Airborne Drone ("MiRIAD"); (2) A compact millimeter-wave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Microwave radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti" - Wireless Threat Indication). In addition, the Company launched on October 15, 2019 its newest technology, the "PRT-X1", a next level Unmanned Aerial System (UAS) drone.

MiRIAD (Millimeter-wave Remote Imaging from Airborne Drone) Updates

On April 3, 2019, the Company's MiRIAD system has passed internal payload flight testing demonstrations in the Morongo and Coachella Valley, California, USA. The test allowed the Company to assess the stability and maneuverability of a UAS (Unmanned Aircraft System) with a MiRIAD system attached. With the successful payload test and lightweight antenna design, the Company's management and scientific advisors are confident that Plymouth Rock would be the first company to realize millimeter-wave imaging from commercial drones.

In Q4 2019, the Company fielded a multispectral imaging capability aboard a small Search & Rescue drone (the "PRT=X1") by combining visible, IR (infrared) and millimeter-wave imaging sensors on a single aerial vehicle. Chemical trace detection sensors are also being investigated along with sensors that measure human biometrics, which is the measurement and statistical analysis of people's unique physical and behavioral characteristics. The technology is mainly used for identification and access control, or for identifying individuals who are under surveillance.

Increasing threat of terrorist activities, rising territorial conflicts, and geopolitical instabilities have led to the rise in the demand for threat detection systems. Also, increasing need for large-scale surveillance systems at public and commercial places is driving the demand for threat detection equipment.

The threat detection systems market is led by the public infrastructure that is further segmented into airports, railway stations, sports stadiums, shopping malls, pilgrimages, and others. The high demand for threat detection devices from airports and shopping malls, especially for explosive detectors, video surveillance systems, and biometric systems, is one of the major factors driving the growth of the threat detection systems market for the public infrastructure application.

Millimeter Wave, Shoe Scanning Technology

On March 12, 2019, Manchester Metropolitan University assigned the Millimeter-wave, Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter-wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter-wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items. As of October 8, 2019, the IP and patent transfer for this technology was completed.

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The Millimeter-wave Shoe Scanner allows for the rapid screening of footwear without necessitating removal of shoes. With a screening time objective of 30 PPM (Persons/Minute) the Shoe Scanner is ideal for airport terminals, prison/correctional facilities, public events, theft prevention and other high throughput, screening applications.

Wi-Ti Updates

On February 19, 2019, the Company signed a memorandum of understanding ("MOU") with Abicom International Ltd. ("Abicom International"), a Qualcomm authorized design partner, to assist in the continued development of the Plymouth Rock Wi-Ti (Wireless Threat Indication) system and prototype. Wi-Ti is a passive detection system that uses artificial-intelligence ("AI") to analyze the radio waves within an area. The system uses radar-based algorithms to filter common items such as cell phones and general pocket items from concealed threats items such as assault weaponry and improvised explosive devices ("IED'S").

The past three years have seen significant advances in the monitoring of Wi-Fi radio wave analysis. This includes Wi-Fi used to track and trace the movements of people in real time through walls. Similar techniques have used Wi-Fi radio waves to detect subtle changes in breathing and heart rates. The Plymouth Rock Wi-Ti technology advances that analysis to concealed threat detection. Unlike other emerging screening technologies Wi-Ti can be used in airport concourse areas, stadiums and open spaces at stand-off distances. Our unique radar imaging and signal processing technology allows for non-intrusive screening of crowds in real time.

Abicom International has worked with many prominent security and technology companies, including Bosch Security, Siemens Transportation, QinetiQ, Harris Systems and Northern Light Technologies. "Abicom International's status as a Qualcomm design center is an assurance of excellence that is granted to less than eleven companies globally". The partnership between Plymouth Rock and Abicom International is about the drive to continuously expand the realm of possibilities for Wi-Fi based technologies.

PRT-X1 Updates

On October 15, 2019, the Company launched its new product under development, the PRT-X1 which is a search and rescue grade Unmanned Aerial System (UAS) drone designed with the direct input of law enforcement, intelligence agencies, military, and rescue services to address the global requirement for a multi-role, state-of-the-art aerial platform. The prototype PRT-X1 has been unveiled live at the 2019 International Security Conference (ISC), at the Javits Center in New York City on November 20-21, 2019.

As of the end of November 2020, the PRT-X1 is starting its low rate demonstration phase. Multiple X1 systems are being manufactured for various applications and targeted customers.

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RESULTS OF OPERATIONS

The following table provides a brief summary of the Company's financial operations for the last three fiscal years. This information has been presented in accordance with International Financial Reporting Standards ("IFRS"). The reporting currency is the Canadian dollar. For more detailed information, please refer to the November 30, 2020, 2019 and 2018 audited financial statements.

	Year Ended	Year Ended	Year Ended
	November 30, 2020	November 30, 2019	November 30, 2018
Revenues	$ 70,931	$ 28,257	$ -
Interest income	193	14,226	8,630
Net income (loss) for the year	(2,924,236)	(4,366,807)	(986,901)
Basic and diluted earnings (loss)
per share	(0.08)	(0.14)	(0.04)
Total assets	261,385	739,990	4,306,727
Total long term liabilities	90,735	-	245,813
Cash dividends	-	-	-

Year ended November 30, 2020 and 2019

During the year ended November 30, 2020, the Company had a comprehensive loss of $2,904,690 compared to a comprehensive loss of $4,320,563 for the year ended November 30, 2019. The decrease in comprehensive losses were primarily driven by the following:

  Sales during the year ended November 30, 2020 amounted to $70,931 (2019 - $28,257) with gross profit of $39,615 (2019 - $16,366) resulting in a gross margin of 56% (2019 - 58%). The Company's sales for the year include Waveguide components. The decrease in gross margin resulted from higher cost of sales relating to reworks and scraps compared to last year.
  Accounting and audit fees of $67,282 (2019 - $80,415) consisted of accounting fees paid to a Company controlled by the CFO (See Transactions with Related Parties), and also includes audit fees.
  Amortization of the right-of-use asset in the amount of $38,216 (2019 - $Nil) was incurred in the year due to the recognition of the Company's leased premises in accordance with IFRS 16.
  Business development costs during the year ended November 30, 2020 of $1,081,478 (2019 - $739,615) significantly increased due to expenditures on marketing to promote the company's technologies, create market awareness and support the Company's financing plans.
  Consulting fees of $275,182 (2019 - $125,685) increased during the year due to continued efforts related to development of the Company's technologies.
  Research and development costs of $386,044 (2019 - $399,720) remained relatively similar compared the prior year. These amounts were recognized for non-capitalizable expenditures on enhancement of the Company's current technologies. The amounts consist of payments made for materials, consultants and subcontractors.
  General office expenses of $111,394 (2019 - $68,602) increased due to business expansion and an increase in activities to support the company's developments projects.
  Management fees of $110,125 (2019 - $125,390) were lower due to management temporarily discounting their management fees in response to the COVID-19 pandemic and to conserve cashflows during the current year. (See Transactions with Related Parties)
  Rent of $35,325 (2019 - $77,186) was lower in current year due to the recognition of the leased premises as a right-of-use asset under IFRS 16. (See Contractual Commitments)
  Stock based compensation of $479,107 (2019 - $692,091) refers to the portion of the value of the stock options granted by the Company which are expensed during the year (See Capital Stock). During the year ended November 30, 2020, the value of expense for 1,450,000 stock options granted to related parties corresponded to $271,993. (See Transactions with Related Parties)
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  Transfer agent and filing fees of $77,919 (2019 - $111,709) was lower due to the absence of listing fees incurred last year for the OTC and Frankfurt markets.
  Wages, salaries and benefits of $292,218 (2019 - $513,729) was lower due to lower fees paid to the Company's CEO (See Transactions with Related Parties) and other employees as management decreased compensation to preserve cash resources during the COVID-19 crisis.
  Interest income of $193 (2019 - $14,226) decreased primarily due to the lower average daily balances in the Company's bank accounts.
  Foreign currency translation loss of $517 (2019 - $2,322) recognized in other comprehensive income was lower primarily due to fluctuations of currency.

Fourth Quarter Results

During the quarter ended November 30, 2020, the Company had a net loss of $625,644 compared to a net loss of $2,460,265 of quarter ended November 30, 2019. The operating expenses consist of accounting and audit fees of $32,000 (2019 - $46,264), business development of $113,551 (2019 - $292,079), consulting fees of $170,462 (2019 - recovery of $55,379), legal fees of $39,848 (2019 - $36,497), management fees of $36,000 (2019 - $31,590), office and administrative expenses of $22,930 (2019 - $31,623), insurance of $2,970 (2019 - $2,745), rent of $Nil (2019 - $19,589), stock-based compensation of $28,961 (2019 - $176,073), research and development costs of $136,774 (2019 - $399,720), wages, salaries and benefits of $142,975 (2019 - $103,914), and transfer agent and filing fees of $21,965 (2019 - $27,191).

During the quarter ended November 30, 2020, the Company recognized government grant income of $100,818 relating to the Paycheck Protection Program.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected financial data in respect of the last eight quarters of the Company. The data is derived from the financial statements of the Company prepared in accordance with IFRS.

	Qtr 4	Qtr 3	Qtr 2	Qtr 1	Qtr 4	Qtr 3	Qtr 2	Qtr 1
	November	August	May	February	November	August	May	February
	30, 2020	31, 2020	31, 2020	29, 2020	30, 2019	31, 2019	31, 2019	28, 2019
Total Revenues, including interest income	$ 25,206	$ 20,777	$ 24,585	$ 556	$ 9,651	$ 22,791	$ 3,888	$ 6,153
Net loss	(625,644)	(823,776)	(626,880)	(847,936)	(2,460,265)	(885,806)	(626,323)	(394,413)
Basic and diluted loss per common share	(0.00)	(0.03)	(0.02)	(0.03)	(0.08)	(0.03)	(0.02)	(0.01)

The increased net loss in the quarter ended May 31, 2019 compared with the quarter ended February 28, 2019 was primarily due to significant increase in business development and consulting fees for the Company's technology promotion and development, and higher legal and accounting fees associated with the year-end compliance incurred in the quarter ended May 31, 2019.

The increased net loss in the quarter ended August 31, 2019 compared with the quarter ended May 31, 2019 was primarily due to significant increase in stock-based compensation primarily due to the first time recognition of expenses relating to the Company's incentive stock option plan aggravated by the increase in consulting and legal fees incurred in the quarter ended August 31, 2019 brought about by operating activities and share issuances during the period.

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The increased net loss in the quarter ended November 30, 2019 compared with the quarter ended August 31, 2019 was primarily due to the impairment loss recorded in the fourth quarter. The recognition was a result of inability to establish future cash flows to be generated from the business acquired and the future economic benefits from the Company's intangible assets.

The decrease in net loss for the quarter ended February 29, 2020 from the previous quarter is due to the absence of the impairment loss charges partially negated by the higher stock-based compensation and business development expenditures during this period.

The decrease in net loss for the quarter ended May 31, 2020 from the previous quarter is due to the decrease of business development expenditures and decrease of wages, salaries and benefits during this period. This was partially negated by the research and development expenditures during this period. The decreases relate in part to decreased operations and management decreasing compensation costs in response to the COVID-19 pandemic.

The increased net loss in the quarter ended August 31, 2020 compared with the quarter ended May 31, 2020 was primarily due to increase in business development, research and development expenses and consulting fees partially offset by decreases in stock-based compensation and wages, salaries and benefits. The increases were for business expansion activities undergone by the Company while the decreases mostly pertain to agreements with management for lower compensation due to the COVID-19 pandemic.

The decreased net loss in the quarter ended November 30, 2020 compared with the quarter ended August 31, 2020 was primarily due to decreases in business development, research and development expenses and consulting fees. This related to decreased operations and expenditures in response to the COVID-19 pandemic.

LIQUIDITY AND CAPITAL RESOURCES

The Company's approach to managing its liquidity is to ensure that it has sufficient resources to meet its liabilities as they come due and have sufficient working capital to fund operations for the ensuing fiscal year. Financing of operations has been achieved solely by equity financing. The Company anticipates that it will require significant funds from either equity or debt financing for the development of its technologies and to support general administrative expenses.

As at November 30, 2020, the Company had $79,919 in current assets (2019 - $727,526) and $322,738 in current liabilities (2019 - $227,058) for a working deficit of $242,819 compared to a working capital position of $500,468 as at November 30, 2019. The change from the working capital to current working deficit is primarily due to a significantly lower cash balance, lower prepaid expense balance, increased accounts payable and balance owing to related parties, and the recognition of a current portion of the lease liability for the Company's leased premises in Plymouth, Massachusetts.

As at November 30, 2020, the Company had a share capital balance of $7,376,763 (2019 - $5,676,498) and an accumulated deficit of $8,893,128 (2019 - $5,968,892).  The increase share capital is primarily due to private placements and warrant exercises that have occurred during the year.

Financing of operations has been achieved solely by equity financing. As the Company will not generate sufficient funds from operations for the foreseeable future, the Company is primarily reliant upon the sale of equity securities in order to fund future operations. Since inception, the Company has funded limited operations through the issuance of equity securities on a private placement basis.  The Company's ability to raise funds through the issuance of equity will depend on economic, market and commodity prices at the time of financing.
The Company expects to generate similar losses quarter over quarter for the next fiscal year in relation to the Company's development, administration and promotion of its technologies.  As of report date, management anticipates that the funds raised to date will be sufficient to sustain operations and the development of the Companies technologies for the next fiscal year.

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Detailed discussions related to the Company's cash flows during the year ended November 30, 2020

Cash balances decreased by a total of $588,518 during the year ended November 30, 2020
(2019 - $2,159,174).

During the year ended November 30, 2020, cash used in operating activities was $2,114,515 compared to cash used in operating activities of $2,317,362 during the year ended November 30, 2019. The cash used in operating activities for the year remained comparable to that of the prior year overall.

Cash used in investing activities during the year ended November 30, 2020 was $109,567 (2019 - $14,175). The increase in cash used in investing activities is due to both recognition of demo equipment as a capital asset and lease payments relating to the Company's office premises. For the year ended November 30, 2019, cash used in investing activities was primarily attributed to the acquisition of equipment and development expenses on the Company's technologies.

Cash provided by financing activities during the year ended November 30, 2020 was $1,635,564 compared to cash provided by financing activities of $172,363 during the prior year. The increase was primarily due to the private placement completed during the year in addition to option and warrant exercises. For the year ended November 30, 2019, cash provided by financing activities was primarily due to the warrants and options exercised.

The effect of foreign exchange rates on cash during the year ended November 30, 2020 amounted to $30,112 (2019 - $1,401).

PROPOSED TRANSACTIONS

The Company has no proposed transactions as at the date of this report.

OFF-BALANCE SHEET ARRANGEMENTS

To the best of Management's knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

CONTRACTUAL COMMITMENTS

In November 2018, Plymouth Rock USA entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. The minimum base rent was USD$2,917 per month for the year from December 1, 2018 to November 30, 2019 and USD$3,005 per month from December 1, 2019 to November 30, 2020. Effective December 1, 2020 the Company exercised its option to renew the lease for three additional years. After renewal, the minimum base rent is USD$3,095 per month from December 1, 2020 to November 30, 2021, USD$3,188 per month from December 1, 2021 to November 30, 2022, and USD$3,284 per month from December 1, 2022 to November 30, 2023.

On October 17, 2019, the Company entered into a binding agreement to acquire the intellectual property, finished goods and inventory, as well as name rights and goodwill from Massachusetts based aerospace and scientific component manufacturer Aerowave Corporation ("Aerowave"). Under the terms of the agreement, Plymouth Rock will pay Aerowave's principals 50,000 common shares. The shares will be restricted securities under the US Securities Act and subject to Canadian securities legislation. The fair value of these shares amounting to $22,811 is presented separately as shares to be issued in the balance sheet - equity section.

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On January 2, 2020, the Company entered into an advertising agreement with an arm's length party for 12 months. The Company shall pay a total of $36,000 in four equal installments - $9,000 on February 2, 2020, $9,000 on May 2, 2020, $9,000 on August 2, 2020 and $9,000 on November 2, 2020. As at November 30, 2020, $3,000 was included in prepaid (Note 3).

On April 1, 2020 the Company entered into an agreement with a Director of the Company to provide consulting services. In line with this, the Company shall pay $250,000 annually either through cash in 12 monthly installments at the end of each calendar month or through the issuance of 1,000,000 common shares of the Company in four equal quarterly installments, in arrears (see Transactions with Related Parties).

On June 9, 2020, the Company entered into a Letter of Intent (LOI) with SDS Groupe Australia Pty Ltd ("SDS"), a leading provider of best of breed products and equipment to the Australian security and defense industries. Pursuant to the LOI, the Company will work with SDS to position the Company's Unmanned Aircraft Systems (UAS) for procurement focused evaluations following initial consultation with member of the Australian Government.

On August 25, 2020, the Company signed the re-seller and purchase agreement with an arm's length company to become the first authorized re-seller of the Company's X1 Unmanned Aerial Vehicles (UAV) and related sensor payloads.

TRANSACTIONS WITH RELATED PARTIES

The amounts due to related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and have no specific terms for repayment. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at November 30, 2020, $46,355 (2019 - $10,035) was due to directors and officers of the Company:

	November 30, 2020	November 30, 2019
Company controlled by CFO	$3,865	$5,000
CEO of the Company	823	5,035
Douglas Smith, Director	41,667	-
	$46,355	$10,035

As at November 30, 2020, $2,500 (2019 - $25,070) was due from directors and officers of the Company:

	November 30, 2020	November 30, 2019
Company controlled by Corporate Secretary	$-	$5,250
George Stubos, Former Director	2,500	19,820
	$2,500	$25,070

As at November 30, 2020, $Nil (November 30, 2019 - $26,578) prepayment had been made to the CEO of the Company pertaining to expenses to be incurred on behalf of the Company. On November 30, 2019, $26,578 was presented in prepaid expenses on the financial statements.

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During the years ended November 30, 2020, 2019 and 2018, the Company entered into the following transactions with related parties:

	November 30, 2020	November 30, 2019	November 30, 2018
Management fees	$114,125	$123,000	$71,842
Consulting fees	166,667	-	-
Accounting fees	22,852	24,490	20,748
Rent	20,000	-	-
Share-based payments	271,993	260,145	-
Salaries and benefits to CEO	133,387	318,790	13,200
	$729,024	$726,425	$105,790

Management fees consisted of the following:

	November 30, 2020	November 30, 2019	November 30, 2018
Company controlled by Corporate Secretary	$55,125	$63,000	$36,842
Company controlled by CFO	59,000	60,000	30,000
Director fees paid to Former Director	-	-	5,000
	$114,125	$123,000	$71,842

Accounting fees of $22,852 (2019 - $24,490) were paid to a Company controlled by the CFO and rent of $20,000 (2019 - $Nil) was paid to a Company controlled by a former Director. During the year, the Company issued 500,000 common shares valued at $125,000 as compensation for consulting fees to Douglas Smith, a Director.

During the year ended November 30, 2020, the Company granted 1,650,000 options to the CEO, CFO, the Corporate Secretary, and the Company's directors. The amount recognized as expense for these options for the year ended November 30, 2020 is as follows:

	November 30, 2020		November 30, 2019
	Number of options granted	Expense for the year (vested)	Number of options granted	Expense for the year (vested)
Dana Wheeler, CEO	400,000	$44,455	400,000	$113,077
Zara Kanji, CFO	100,000	11,113	100,000	28,269
Vivian Katsuris, Corporate Secretary	100,000	11,113	100,000	28,269
Angelos Kostopoulos, Director	150,000	16,670	150,000	42,404
George Stubos, Former Director	450,000	68,197	450,000	48,014
Tim Crowhurst, Director	150,000	40,918	150,000	112
Douglas Smith, Director and Chairman	300,000	79,527	-	-
	1,650,000	$271,993	1,350,000	$260,145

As at November 30, 2020, 2,468,750 options were vested, and stock-based compensation amounting to $479,107 was recognized in profit or loss for the year ended November 30, 2020 of which $271,993 were for the Company's officers and directors as above.

On October 16, 2019, Jeremy Poirier resigned as a Director of the Company. 100,000 stock options granted to him were cancelled.

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On July 31, 2020, George Stubos resigned as a Director of the Company (see Directors). Out of 450,000 stock options granted to him and to a Company controlled by him, 200,000 expired.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

All significant accounting policies and critical accounting estimates are fully disclosed in Note 2 of the audited consolidated financial statements for the years ended November 30, 2020 and 2019 that are available on SEDAR at www.sedar.com.

FINANCIAL RISK MANAGEMENT

The Company's financial assets consist of cash, accounts receivable and due from related parties. The estimated fair values of cash, subscription receivable, and due from related parties approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

a. Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities;

b. Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

c. Level 3 - inputs that are not based on observable market data.

For the years ended November 30, 2020 and 2019, the fair value of the cash, accounts receivable, accounts payable, and due to and from related parties approximate the book value due to the short term nature.

The Company is exposed to a variety of financial instrument related risks.  The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures.  The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due.  The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash.  The Company believes that these sources will be sufficient to cover the likely short-term cash requirements.

The Company's cash is currently invested in business accounts which is available on demand by the Company for its operations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no significant interest rate risk due to the short-term nature of its interest generating assets.

Credit Risk

Credit risk is the risk of a loss in a counterparty to a financial instrument when it fails to meet its contractual obligations.  The Company's exposure to credit risk is limited to its cash. The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality Canadian financial institutions.

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Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar against the Canadian dollar have affected comprehensive loss for the year by approximately $13,325 (2019 - $7,110).

CAPITAL STOCK

The authorized capital of the Company consists of an unlimited number of common shares without par value.

As at November 30, 2020, there were 42,762,264 common shares issued and outstanding
(2019 - 32,796,600).

As of the date of the report, there were 52,532,596 common shares issued and outstanding.

During the year ended November 30, 2020:

On February 4, 2020, the Company announced that it has arranged a non-brokered private placement financing of up to 10,000,000 units of securities at a price of $0.40 per Unit for aggregate gross proceeds of up to $4,000,000 (the "Offering").. On March 16, 2020, due to the instability in the financial markets caused by the COVID-19 pandemic, the Company cancelled this private placement.

On April 24, 2020, the Company issued an aggregate of 3,128,334 units at a price of $0.15 per unit for gross proceeds of $469,250. Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until April 24, 2022.

On May 15, 2020, the Company issued an aggregate of 3,718,831 units at a price of $0.15 per unit for gross proceeds of $557,825. Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until May 15, 2022.

In connection with the April 24, 2020 and May 15, 2020 private placements, the Company paid $38,727 in share issuance costs.

On July 3, 2020, the Company issued 500,000 common shares pursuant to the exercise of 500,000 share purchase warrants at $0.20 per share.

On August 13, 2020, the Company issued 483,334 common shares pursuant to the exercise of 483,334 share purchase warrants at $0.20 per share.

On August 21, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a Director (Note 7) valued at a total of $62,500.

On September 30, 2020, the Company issued an aggregate of 1,335,165 units at a price of $0.30 per unit for gross proceeds of $400,550. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $81,609.

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On September 30, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a director (Note 7) valued at a total of $62,500.

On September 30, 2020, the Company issued 50,000 units at a fair value of $22,811 pursuant to the binding agreement with Aerowave Corporation as described in Note 14. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $1,500.

Stock Options

Stock-based compensation recognized in profit or loss for the year ended November 30, 2020 amounted to $479,107 (2019 - $692,091).

Stock option transactions and the number of stock options outstanding as at November 30, 2020, 2019 and 2018 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2017	750,000	$0.17
Exercised	(625,000)	0.14
Balance, November 30, 2018	125,000	0.30
Granted	3,300,000	0.58
Exercised	(125,000)	0.30
Cancelled	(150,000)	0.60
Balance, November 30, 2019	3,150,000	0.58
Cancelled	(200,000)	0.60
Balance, November 30, 2020	2,950,000	$0.58

As at the date of the report, there were 4,150,000 stock options issued and outstanding.

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
January 15, 2024	$ 0.60	2,150,000	1,881,250	2.28	$ 0.44
March 20, 2024	0.60	150,000	93,750	0.17	0.03
November 28, 2024	0.50	650,000	325,000	0.88	0.11
		2,950,000	2,300,000	3.33	$ 0.58

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Share Purchase Warrants

On April 24, 2020, the Company granted 3,128,334 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until April 24, 2022.

On May 15, 2020, the Company granted 3,718,831 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until May 15, 2022.

On September 30, 2020, the Company granted 692,583 common share purchase warrants as part of a non-brokered private placement and binding agreement with Aerowave Corporation. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until September 30, 2022.

During the year ended November 30, 2020, 1,233,334 warrants were exercised at $0.20 per share.

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2020, 2019 and 2018 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2017	2,640,000	$0.10
Warrants granted	3,567,275	0.58
Warrants exercised	(2,045,000)	0.10
Balance, November 30, 2018	4,162,275	0.51
Warrants expired	(3,251,975)	0.60
Warrants exercised	(910,300)	0.21
Balance, November 30, 2019	-	-
Warrants granted	7,539,748	0.90
Warrants exercised	(1,233,334)	0.11
Balance, November 30, 2020	6,306,414	$0.23

Expiry Date	Exercise Price	Numbers of warrants outstanding	Weighted average remaining contractual life (year)	Weighted average exercise price
April 24, 2022	$ 0.20	2,145,000	0.48	$ 0.07
May 15, 2022	0.20	3,468,831	0.80	0.11
September 30, 2022	0.50	692,583	0.20	0.05
		6,306,414	1.48	$ 0.23

As of the date of the report, there were 4,037,748 common share purchase warrants issued and outstanding.

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RISKS RELATED TO OUR BUSINESS

The Company believes that the following risks and uncertainties may materially affect its success.

Limited Operating History

The Company has only started generating revenues in the prior year.  The Company was incorporated on October 17, 2011 and has yet to generate a profit from its activities.  The Company is subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its growth objective.  The Company anticipates that it may take several years to achieve positive cash flow from operations.

Substantial Capital Requirements and Liquidity

Substantial additional funds for the establishment of the Company's current and planned operations will be required.  No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. Revenues, taxes, transportation costs, capital expenditures, operating expenses and development costs are all factors which will have an impact on the amount of additional capital that may be required.  To meet such funding requirements, the Company may be required to undertake additional equity financing, which would be dilutive to shareholders.  Debt financing, if available, may also involve restrictions on financing and operating activities.  There is no assurance that additional financing will be available on terms acceptable to the Company or at all.  If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion and pursue only those development plans that can be funded through cash flows generated from its existing operations.

Regulatory Requirements

The current or future operations of the Company require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing development, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, site safety and other matters. There can be no assurance that all permits which the Company may require for the facilities and conduct of operations will be obtainable on reasonable terms or that such laws and regulation would not have an adverse effect on any development project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in operations may be required to compensate those suffering losses or damages and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current laws, regulation and permits governing operations and activities of companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or development costs or require abandonment or delays in the development of new projects.

Financing Risks and Dilution to Shareholders

The Company will have limited financial resources, no operations and hardly have revenues. There can be no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be available on favorable terms or at all.  It is likely such additional capital will be raised through the issuance of additional equity, which will result in dilution to the Company's shareholders.

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Competition

There is competition within the security screening and threat detection market. The Company will compete with other companies, many of which have greater financial, technical and other resources than the Company, as well as for the recruitment and retention of qualified employees and other personnel.

Intellectual Property

The Company has developed security screening technologies that are adequate to counter various threats. The Company may be unable to prevent competitors from independently developing or selling products similar to or duplicate of the Company, and there can be no assurance that the resources invested by the Company to protect the Intellectual Property will be sufficient. The Company may be unable to secure or retain ownership or rights. In addition, the Company may be the target of aggressive and opportunistic enforcement of patents by third parties, including non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. If the Company is found to infringe any third-party rights, it could be required to pay substantial damages, or it could be enjoined from offering some of products and services. Also, there can be no assurances that the Company will be able to obtain or renew from third parties the licenses it needs in the future, and there is no assurance that such licenses can be obtained on reasonable terms.

Reliance on Management and Dependence on Key Personnel

The success of the Company will be largely dependent upon on the performance of the directors and officers and the ability to attract and retain key personnel.  The loss of the services of these persons may have a material adverse effect on the Company's business and prospects.  The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. There is no assurance that the Company can maintain the service of its directors and officers, or other qualified personnel required to operate its business.  Failure to do so could have a material adverse effect on the Company and its prospects.

Governmental Regulations and Processing Licenses and Permits

The activities of the Company are subject to various government approvals, various laws governing prospecting, development, land resumptions, production taxes, labor standards and occupational health, toxic substances and other matters.  Although the Company believes that its activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Company. Further, the licenses and permits issued in respect of its projects may be subject to conditions that, if not satisfied, may lead to the revocation of such licenses.

Conflicts of Interest

Certain of the directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The British Columbia Business Corporations Act ("BCBCA") provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA.

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Litigation

The Company and/or its directors may be subject to a variety of civil or other legal proceedings, with or without merit.

Public Health Crisis

In March 2020, the World Health Organization declared a global pandemic known as COVID-19. The expected impacts on global commerce are expected to be far reaching. This will impact demand for the Company's products and services and its ability to continue developing and testing their technologies in the near term and will impact the Company's supply chains. It may also impact expected credit losses on the Company's receivables. The duration and impact of the COVID-19 outbreak is unknown at this time and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its subsidiary, in future periods. The management is closely evaluating the impact of COVID-19 on the Company's business.

As certain of the Company's officers have other outside business activities and, thus, may not be in a position to devote all of their professional time to the Company, the Company's operations may be sporadic, which may result in periodic interruptions or suspensions.

FORWARD-LOOKING STATEMENTS

This MD&A may include certain "forward-looking statements" within the meaning of applicable securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategies competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", ''intend'', "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks that actual results of current exploration activities will differ, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious and/or base metals prices and other factors, as outlined in the Company's preliminary long form prospectus filed on SEDAR. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CAPITAL MANAGEMENT

The Company considers its capital structure to include net residual equity of all assets, less liabilities. The Company's objectives when managing capital are to (i) maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern; (ii) maintain a capital structure that allows the Company to pursue the development of its projects and products; and (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders commensurate with risk.

The Company's financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.

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DIRECTORS

Certain directors of the Company are also directors, officers and/or shareholders of other companies that may be engaged in the similar business of developing technologies. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required to act in good faith with a view to the best interests of the Company and to disclose any interest they may have in any project opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his/her interest and abstain from voting in the matter(s). In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company appointed Douglas Smith to its Board of Directors on April 29, 2020 and named Douglas Smith as Chairman on May 13, 2020.

The Company appointed Dr. Khalid M. Al-Ali to its Board of Directors on July 9, 2020.

On July 31, 2020, George Stubos resigned as a Director of the Company. The Company then appointed Thomas Nash to the Board of Directors on the same date.

Current Directors and Officers of the Company are as follows:

Dana Wheeler, President, CEO and Director

Zara Kanji, CFO

Vivian Katsuris, Corporate Secretary

Tim Crowhurst, Director

Angelos Kostopoulos, Director

Thomas Nash, Director

Douglas Smith, Director and Chairman

Dr. Khalid M. Al-Ali, Director

OUTLOOK

The Company's objective is to maximize the value of the Company for our shareholders, and our strategy to obtain this result is to focus on project evaluations and project generation. To proceed with this strategy, additional financings may be required during the current fiscal year.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

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